Ellenoff Grossman & Schole, LLP

150 East 42nd Street, 11th Floor

New York, NY 10017

July 9, 2009

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Alternative Asset Management Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A Filed June 23, 2009
File No. 001-33629

Great American Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4 Filed June 23, 2009
File No. 333-159644

Dear Mr. Owings:

On behalf of Alternative Asset Management Acquisition Corp. (“AAMAC”) and Great American Group, Inc. (the “Company”) this letter is being filed with your office in response to the Staff’s comments in your letter dated July 1, 2009 (the “Comment Letter”) with respect to the amended Preliminary Proxy Statement on Schedule 14A filed by AAMAC, and the Amendment No. 1 to Registration Statement on Form S-4 (“Amendment No. 1”) filed by the Company, in each case, with the Securities and Exchange Commission (“SEC”) on June 23, 2009.

For the Staff’s convenience, we have repeated the Staff’s comments in italics below followed by the Company’s response to aid in your review. In addition, a marked version of Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), is enclosed herewith reflecting all changes from Amendment No. 1. Amendment No. 2 and AAMAC’s amended Preliminary Proxy Statement were transmitted for filing on the date hereof. Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 2.

The Amendment No. 2 also reflects changes in the terms of the Acquisition, which can be summarized as follows:

1.	The Cash Consideration has decreased from $120.0 million to $60.0 million;

2.	The Closing Stock Consideration has decreased from 12,272,727 shares to 12,000,000 shares;

3.	The Contingent Cash Consideration has decreased from $25.0 million to $10.0 million;

4.	The Contingent Stock Consideration has decreased from 10,000,000 shares to 6,000,000 shares;

5.	The number of founder shares to be forfeited by the AAMAC founders has increased from 2,850,000 to 6,350,000 shares; and

6.	The exchange ratio for common stock of AAMAC for common stock of the Company has increased from one-for-one to one-for-1.23.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note that in response to comment one of our letter dated June 16, 2009, you indicate that the Acquisition may still be consummated if “AAMAC, the Company and Merger Sub on the one hand, and each of Great American and the Great American Members or their representative on the other hand” waive the condition to the Acquisition that the Warrant Redemption Proposal must first be approved. Please revise your disclosure throughout your document to clearly state that the approval or waiver of the Warrant Redemption Proposal by your warrantholders is a condition to the Acquisition and to state whether the parties intend to waive this condition in the event that the Warrant Redemption Proposal is not approved. We understand that you provide a parenthetical statement in the third paragraph of page 85 indicating that the Warrant Redemption Proposal condition can be waived, but it does not appear that your filing indicates whether the parties intend to implement such a waiver in the event that the proposal is not approved.

The Company has revised Amendment No. 2 throughout to indicate that the Warrant Redemption will be effected and to state that it is a non-waivable condition to the consummation of the Acquisition.

2.	In this regard, please also revise your disclosure throughout your filing to discuss the following in the event that the Warrant Redemption Proposal is not approved:

•	whether you plan or intend to file a registration statement to cover the common shares underlying the warrants;

•

in the event that you do not file a registration statement to cover the common shares underlying the warrants, the effect of section 6(b) of the Warrant Agreement, filed as Exhibit 4.4 to your registration statement filed on Form S-1 on July 27, 2007, on a warrantholder’s ability to exercise the warrants; and

•	the potential dilutive effects to your currently outstanding and issued shares of common stock in the event that the warrants are exercised.

The Company respectfully advises the Staff that, in order for the Acquisition to be consummated, the warrantholders must approve the Warrant Redemption Proposal. As indicated above, a new condition of the Warrant Redemption Proposal is to delay the redemption to a date on or before the 90th day following the consummation of the Acquisition and to delay the exercisability of the warrants from immediately following the consummation of the Acquisition to the 91st day following the Acquisition. As such, the Company has revised Amendment No. 2 (page 135) to indicate that it intends to file a registration statement relating to the shares of common stock underlying the warrants following the Acquisition.

The Charter Amendment Proposal (Page 72), page 19

3.	We note your response to comment five of our letter dated June 16, 2009. Please revise your disclosure throughout your filing to clearly explain that approval of the Charter Amendment Proposal enables the Acquisition to consummate in a manner pursuant to which the AAMAC shareholders will not control the governing body of the target entity, Great American Group, LLC, or the governing body of its parent, Great American Group, Inc. Your revisions should remove any indication that the Acquisition substantively meets the definition of business combination under your Certificate of Incorporation, as currently drafted, and any indication that control by your affiliate is the equivalent of control by the AAMAC shareholders.

The Company has revised Amendment No. 2 (the letter to the stockholders and the warrantholders, the notice to stockholders and pages 2, 4, 7, 17 and 81) to clarify the disclosure.

Comparative Share Information, page 39

4.	We note your response to comment eight of our letter dated June 16, 2009. Please clarify whether the pro forma earnings per share data for December 31, 2008 is positive or negative, as we note the pro forma statement of operations, page 108, indicates a loss. Further, please explain why the December 31, 2008 pro forma diluted earnings per share do not match the amounts represented on the pro forma statement of operations, page 108.

The Company acknowledges the Staff’s comment and has revised the Comparative Share Information on page 46 of Amendment No. 2 to indicate, where appropriate, the basic and diluted earnings per share data as positive or negative and changed the presentation of earnings per share for the year ended December 31, 2008 from “Basic earnings per share” and “Diluted earnings per share” to “Basic earnings (loss) per share” and “Diluted earnings (loss) per share,” respectively. The December 31, 2008 pro forma diluted earnings per share did not match the amounts set forth in the pro forma statements of operations due to rounding errors and typographical errors (i.e. the brackets were inadvertently excluded). These errors have been corrected and the amount of the pro forma basic earnings (loss) per share and the pro forma diluted earnings (loss) per share now agree to those that are reflected in the pro forma statement of operations on page 130 of Amendment No. 2.

The Acquisition Proposal, page 74

Background of the Acquisition, page 75

5.	We note your response to comment 14 of our letter dated June 16, 2009 and your revisions in the first paragraph on page 76 stating that you are prohibited from disclosing any information not already publicly disclosed regarding the Termination Agreement with Halycon Asset Management, LLC. Nonetheless, please disclose the material circumstances surrounding the termination, including the reasons for the termination, or disclose that you have already disclosed all the material circumstances surrounding the termination and that further discussion of the circumstances regarding the termination of the Halycon agreement and related facts is not material.

The Company has revised Amendment No. 2 (page 90) to include the requested disclosure.

6.	We note your response to comment 15 of our letter dated June 16, 2009. Please disclose the “inherent conflict of interest” to which you refer and discuss the reasons that you increased the fees payable by Great American Group, LLC to B. Riley & Co. by an amount equal to the finder’s fee previously payable to John Ahn under his Finder’s Agreement.

The Company has revised Amendment No. 2 (page 92) to include the requested disclosure.

7.	We note your response to comment 18 of our letter dated June 16, 2009. In the last sentence of the second paragraph on page 76, you state that none of the potential acquisition targets you considered were comparable to Great American Group, LLC. Please disclose your reasons for this conclusion.

The Company has revised Amendment No. 2 (page 90) to include the requested disclosure.

The Purchase Agreement, page 82

8.	We reissue comment 24 of our letter dated June 16, 2009, in part. In the fourth paragraph on page 82, you state that you do not believe that the confidential disclosure schedules contain information that the securities laws require to be publicly disclosed other than that which you have already disclosed. Please revise this disclosure to specifically state, if accurate, that you have determined that the information contained in the confidential disclosure schedules and not otherwise disclosed in your filing is not material to an investment decision. In this regard, please identify for us the specific locations where you have disclosed all the material information contained in the confidential disclosure schedules that is necessary for an investment decision. Alternatively, please disclose the material information contained in the confidential schedules in your filing.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the parties have determined that none of the information in the disclosure schedules to the Purchase Agreement is material to an investment decision. Amendment No. 2 (page 106) has been revised to include disclosure to this effect.

9.	We note your response to comment 26 of our letter dated June 16, 2009 and your revised disclosure in the fourth paragraph on page 82 and we reissue our comment. Again, please revise your disclosure to remove any potential implication that your description of the Purchase Agreement or the Purchase Agreement itself does not constitute public disclosure under the federal securities laws. In this regard, please address the following:

•	Please revise your statement that the representations, warranties and covenants in the Purchase Agreement “should not be relied upon.”

•

Please revise your statement that the assertions embodied in the Purchase Agreement’s representations, warranties and covenants were made “solely” for purposes of the contract among the respective parties.

•

Please revise your statement that, other than regarding the information that has already been disclosed, the representations, warranties and covenants “should not be relied on” as accurate or complete characterizations of the actual state of facts as of any specified date, since they are modified by the underlying disclosure schedules.

The Company has revised Amendment No. 2 (page 106) to eliminate the disclosure.

Unaudited Pro Forma Condensed Combined Financial Data, page 104

10.	We believe the transaction is more appropriately considered a reverse acquisition in accordance with SFAS 141R. Please revise your disclosure accordingly.

The Company acknowledges the Staff’s comment and advises the Staff that, as a result of Amendment No. 2 to the Purchase Agreement entered into on July 8, 2009, the terms of the Acquisition have substantially changed. Based on the revised terms, the parties have assessed the voting interests at closing assuming no holders of AAMAC’s Public Shares exercise conversion rights and also assuming holders of the maximum number of AAMAC’s Public Shares exercise conversion rights (i.e. 30% less one share). Upon consummation of the Acquisition, holders of AAMAC common stock (including AAMAC founders) are estimated to have a voting interest of 83.23% assuming no conversion and a voting interest of 77.86% assuming maximum conversion (i.e. 30% less one share). See voting interest calculation in response to comment 14. Under both of these scenarios, the parties have concluded that the Company should account for the Acquisition in accordance with SFAS 141R using the purchase method of accounting and the Company has included these pro forma financial statements in Amendment No. 2. Because the accounting for the Acquisition is predicated on the voting interests held by each of the shareholder groups of the Company at the time of the Acquisition and other considerations of control (as defined in SFAS 141R), as discussed in the parties’ conference call with the Staff on July 1, 2009, the Company has also presented in Amendment No. 2 alternative pro forma financial statements, which assume the reverse merger and recapitalization of Great American, as more fully discussed in the response to Comment 14.

The Company will complete a detailed analysis of the ownership structure and voting interests based on the facts upon consummation of the Acquisition to determine the appropriate accounting for the transaction. The Company intends to consult with the Staff regarding the appropriate accounting for the Acquisition upon consummation of the transaction and prior to filing of its first quarterly report on Form 10-Q following the consummation of the Acquisition.

11.	In light of the conference call with SEC staff on June 30, 2009 and your SFAS 141R analysis in response to comment 28 of our letter dated June 16, 2009, please provide us with a robust analysis of the mostly likely voting ownership scenario at the closing of the transaction. Your response should also address the following:

•	Board Compensation – We note Great American board members are not up for vote by the shareholders until the year 2011. Explain how a two year lock-up is considered substantive for control purposes.

•	Maximum conversion — Explain your basis in determining a maximum conversion scenario, where AAMAC stockholders holding 30% of the AAMAC public shares less one share exercise their conversion rights and that such shares are converted into their pro rata share of the funds in the trust account.

•

Please tell us your consideration of the likelihood of warrantholders approving the Warrant Redemption and redeeming their shares for $0.50 a share versus converting their warrants into shares of the company at closing with an exercise price of $7.50 a share when the stock is currently trading at approximately $9.80.

As discussed below, the parties have concluded that based on the revised terms of the Acquisition, the Company should account for the Acquisition as an acquisition of Great American in accordance with SFAS 141R using the purchase method of accounting.

As discussed with the Staff on July 1, 2009, the parties have included two sets of pro forma financial statements in Amendment No. 2. One set reflects a purchase transaction where Great American is acquired by AAMAC (see most likely voting interest at closing below), which the parties believe is the most likely scenario, the other reflects a reverse merger recapitalization of Great American.

The parties’ analysis of the Acquisition at the closing is expected to result in the existing AAMAC stockholders (including the AAMAC founders) having voting interests between 77.86% (based on holders of the maximum number of shares exercising conversion rights) and 83.23% (based on no holders exercising conversion rights). The expected voting interests of the Company at closing is based on the following analysis:

Voting Interest Scenarios

	Assumes All Warrants are Redeemed
	(Shares in thousands)
Shareholders	No Conversion		%	Maximum Conversion		%
Public (former AAMAC Holders)	41,400.0			28,980.0
AAMAC founders	4,000.0	(b)		4,000.0	(b)

AAMAC Shares To Be Exchanged	45,400.0			32,980.0

GAG, Inc. share exchange ratio 1.23 to 1	55,842.0	(a)	88.66%	40,565.4	(a)	85.03%
AAMAC founder shares to be cancelled after share exchange - no voting rights	(920.0	)(b)	-1.46%	(920.0	)(b)	-1.93%
AAMAC founder shares held in escrow - no voting rights until released	(2,500.0	)(c)	-3.97%	(2,500.0	)(c)	-5.24%
AAMAC Warrantholders	—		0.00%	—		0.00%

Subtotal - AAMAC Public, founders and Warrantholders	52,422.0		83.23%	37,145.4		77.86%
Harvey Yellen	5,280.0		8.38%	5,280.0		11.07%
Andy Gumaer	5,280.0		8.38%	5,280.0		11.07%
Phantom Equityholders	—		0.00%	—		0.00%

Total	62,982.0		100.00%	47,705.4		100.00%

Minority Blocks
Minority Block - Harvey Yellen and Andy Gumaer Combined (former GAG LLC members)	10,560.0		16.77%	10,560.0		22.14%

AAMAC Founders	1,500		2.38%	1,500		3.14%

(a) Reflects the 1.23 share exchange ratio for each GAG, Inc. share for an AAMAC share.

(b) Reflects the cancellation of 6,350 founder shares and an additional 920 shares of Company common stock the AAMAC founders receive upon exchange of their AAMAC common stock for Company common stock.

(c) Reflects the shares of the AAMAC founders that will be held in escrow until release contingent upon the attainment of EBITDA hurdles in 2009, 2010, and 2011.

Based on the range of expected voting interests of the existing stockholders (including the AAMAC founders) of 77.86% to 83.23%, the parties have concluded that the level of voting interests is such that the evidence of control of the Company upon consummation of the Acquisition resides with the existing AAMAC stockholders. This change in control of the voting interests in Great American outweighs the existence of other indicators previously provided to the Staff in the parties’ analysis of the accounting acquirer in the Company’s response to Comment 28 in the letter to the Staff dated June 16, 2009, which included (1) Great American’s large minority block at closing; (2) control of the Company’s board of directors for an initial period of two years (through 2011) by Great American; (3) Great American senior management managing the Company’s operations post-Acquisition; and (4) the relative size of operations of Great American at closing in comparison to AAMAC. In conclusion, based on the revised terms of the transaction and the range of expected voting interests of 77.86% to 83.23%, the parties have concluded that AAMAC is the accounting acquirer and the acquisition of Great American by AAMAC should be accounted for as a purchase transaction in accordance with SFAS 141R.

Due to the revised terms of the transaction as well as the parties’ reassessment of the accounting acquirer under SFAS 141R, the Company respectfully submits that analyses of the impact of the board of directors composition or the impact of the Warrant Redemption on the accounting for the transaction are no longer relevant.

The Company will complete a detailed analysis of the ownership structure and voting interests based on the facts upon consummation of the Acquisition to assess and draw a conclusion as to the appropriate accounting for the Acquisition. As noted in the response to Comment 10 above, the Company intends to consult with the Staff regarding the appropriate accounting for the Acquisition upon consummation of the transaction and prior to filing of its first quarterly report on Form 10-Q following the consummation of the Acquisition.

12.	We note your pro forma presentation assumes minimum conversion and maximum conversion resulting in former AAMAC stockholders and founders with voting interests of approximately 80% and 75%, respectively, following consummation of the transaction. Assuming you determined this is the mostly likely voting ownership scenario for purposes of your SFAS 141R analysis, please explain why you believe the existence of the minority voting interest, Great American senior management, and a two year lock-up on the board of directors outweighs the voting interest held by AAMAC stockholders and founders in concluding Great American has control.

The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Company’s responses to Comment 10 and 11, which discuss the parties’ reconsideration of the accounting treatment in light of the revised deal terms and the resulting effect on the parties’ assessment of the voting interests of the Company upon consummation of the Acquisition. Based on the revised terms of the Acquisition, the existing AAMAC stockholders (including the AAMAC founders) will hold 83.23% of the voting interests of the Company at closing assuming no holders of AAMAC’s Public Shares exercise their conversion rights and 77.86% of the voting interests of the Company assuming that holders of the maximum allowable number of AAMAC’s Public Shares (i.e. 30% less one share) exercise conversion rights. Under both of these scenarios, the parties have concluded that the Company should account for the Acquisition as an acquisition of Great American in accordance with SFAS 141R using the purchase method of accounting. Because the accounting for the transaction is predicated on the voting interests held by each of the shareholder groups at the time of the Acquisition is consummated and other considerations of control (as defined in SFAS 141R), as discussed with the Staff in the parties’ conference call with the Staff on July 1, 2009, the Company has also presented in Amendment No. 2 alternative pro forma financial statements which assume the reverse merger and recapitalization of Great American.

Because of the amendment to the Purchase Agreement as well as our reassessment of the accounting acquirer under SFAS 141R, we respectfully submit that it is no longer necessary or relevant to further analyze why we believe the existence of the minority voting interest, Great American senior management, and a two year lock-up on the board of directors outweighs the voting interest held by AAMAC stockholders and founders in concluding Great American has control.

As noted in the responses to Comments 10 and 11, the Company will conduct a detailed analysis of the ownership structure and voting interest based on the facts upon consummation of the Acquisition to determine the appropriate accounting for the transaction and intends to consult the Staff regarding the appropriate accounting for the Acquisition prior to filing its first quarterly report on Form 10-Q following the consummation of the Acquisition.

13.	We note there is uncertainty surrounding the Warrant Redemption. Changes in the outcome of the Warrant Redemption proposal could significantly increase AAMAC’s voting interests. Please consider the likelihood of reaching a different outcome at the closing of the transaction and tell us whether your accounting would change as a result. If so, separate pro forma presentations reflecting the most likely scenarios would facilitate a readers understanding of your expectations. Refer to Rule 11-02(b)(8).

The Company acknowledges the Staff’s comment and advises the Staff that pursuant to Amendment No. 2 to the Purchase Agreement, the approval of the Warrant Redemption Proposal is an unwaivable condition to the consummation of the Acquisition. If the Warrant Redemption Proposal is approved and the Acquisition is consummated, the Company will be required to redeem the warrants on or prior to the 90th day following the Acquisition. Amendment No. 2 (cover page of proxy statement prospectus pages 2, 17, 58, 81 and 107) has been revised to include updated disclosure.

Notes to the Unaudited Condensed Combined Pro Forma Financial Statements, page 109

2. Pro Forma Adjustments and Assumptions, page 110

14.	We note your response to comment 33 of our letter dated June 16, 2009. We believe the transaction is more appropriately considered a reverse acquisition and SFAS 141R does apply to the transaction. Such amounts should be presented as an adjustment to pro forma retained earnings with an appropriate explanation in the notes. Given the non-recurring impact the costs are not required as a pro forma income statement adjustment to expense. Reference is made to SFAS 141R, paragraph 59.

We respectfully direct the Staff to our responses to Comments 10 and 11, which discuss our reconsideration of the accounting as a result of Amendment No. 2 to the Purchase Agreement entered into on July 8, 2009. As previously indicated and as requested by the Staff, we have presented two sets of pro forma financial statements in Amendment No. 2.

As we discussed on the call with the Staff on July 1, 2009, we continue to believe that the alternative accounting for the transaction, as reflected in the alternative pro forma presentation, would be a reverse merger and recapitalization of Great American. Based on our analysis we concluded that SFAS 141R would not apply to the transaction since AAMAC in our opinion is not a business based on the criteria (definition of a business) in paragraphs A.4 to A.9 of SFAS 141R.

In our analysis of determining that AAMAC was not a business, we considered inputs, processes and outputs to determine whether the integrated set of activities is capable of being conducted and managed as a business by a market participant as outlined in SFAS 141R. In conducting this analysis we concluded AAMAC was a “shell company” which is consistent with the July 21, 2005 SEC rule release and SEC Staff, Division of Corporation Finance — Financial Reporting Manual Topic 12 — Reverse Acquisitions and Reverse Recapitalizations, which indicated a transaction similar to the one described between AAMAC and Great American should be accounted for as a reverse merger and recapitalization of Great American. We also considered and implemented the guidance in the SEC Staff, Division of Corporation Finance — Financial Reporting Manual Topic 12 — Reverse Acquisitions and Reverse Recapitalizations section 12100.1 which states the following:

“12100.1 The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.”

The SEC Staff, Division of Division of Corporation Finance - Financial Reporting Manual section 12220.1 Reverse Recapitalization with a Shell Company also indicates:

“a. A shell company is a registrant (other than an asset-backed issuer) that has no or nominal operations and either has:

1. no or nominal assets,

2. assets consisting solely of cash and cash equivalents, or

3. assets consisting of any amount of cash and cash equivalents and nominal other assets.”

The Company concluded that AAMAC was a “shell company” in accordance with guidance provided by the SEC Staff and AAMAC did not constitute a business. This conclusion was based largely on AAMAC’s assets consisting primarily of cash and cash equivalents and nominal other assets.

In accordance with SFAS 141R par. A.108, “The accounting acquiree must meet the definition of a business for the transaction to be accounted for as a reverse acquisition, and all of the recognition and measurement principles in this Statement, including the requirement to recognize goodwill, apply.”, AAMAC must meet the definition of a business for the transaction to be within the scope of SFAS 141R. We concluded that the transaction was not a business combination within the scope of SFAS 141R since our analysis indicated that AAMAC did not constitute a business.

Further to this conclusion, we noted the SEC Staff guidance indicates the accounting for this type of transaction is the same as that for a reverse acquisition; that is, the private company is the acquirer, except that it recognizes no goodwill or other intangible asset because the transaction does not constitute the acquisition of a business. Instead, the private company would account for this transaction as the acquisition of an asset or a group of assets that does not constitute a business. Accordingly, the Company concluded that Great American is the acquirer and the accounting for the transaction should be in the form of a reverse merger and recapitalization of Great American as presented in the alternative pro forma in Amendment No. 2.

We will complete a detailed analysis of the ownership structure based on the facts at closing to assess and conclude on the appropriate accounting for the transaction. As indicated in our response to comment # 11, we plan to pre-clear the appropriate accounting for the transaction with the SEC Staff prior to the filing date of the first quarterly report on Form 10-Q.

Finally, as a result of our conclusion that the alternative accounting treatment is a reverse merger with recapitalization and not a reverse acquisition under SFAS 141R, we respectfully submit that no changes are required related to the classification or disclosure related to the accounting for transaction costs as paragraph 59 of SFAS 141R would not be applicable. We have presented in the pro forma financial statements for the reverse merger with recapitalization the offset to the pro forma adjustment related to the payment of transaction costs as an offset to the capital of Great American, Inc.

15.	We note your response to comment 38 of our letter dated June 16, 2009. We do not concur that your cash balance is factually supportable and that cash was not used in operations. Please revise accordingly.

The Company acknowledges the Staff’s comment and has revised the pro forma financial statements in Amendment No. 2 (page 127-146) to exclude interest income earned on pro forma cash balances.

Great American’s Management Discussion and Analysis of Financial…, page 151

Revenues, page 154

16.	We note your response to comment 42 of our letter dated June 16, 2009. Your disclosure remains unclear. In your discussion of revenues on page 154, you refer to an increase in liquidation services as the primary reason for the increase in revenues. To help us understand please clarify what liquidation services you are referring to. Contrast these services with the liquidation engagement referred to in your discussion of costs of revenues as decreasing in 2009. Given the assorted liquidation engagements you may offer and the significant revenues contributed by such services, tabular disclosure of the various liquidation services/engagements with corresponding revenues and costs would be beneficial.

Great American’s Management’s Discussion & Analysis of Financial Condition and Results of Operations has been revised in Amendment No. 2 (page 186) to include tabular presentations of revenues and gross margin by segment. With respect to the auction and liquidation segment, the tabular presentations have been expanded to include gross sales and gross margin for the sale of goods where Great American holds title and revenues and gross margin for auction and liquidation engagements where Great American earns services and fee revenue. The discussion of Great American’s gross margins has been expanded to include disclosure of the significant liquidation services engagements conducted during the periods and the corresponding impact on Great American’s direct costs of services and gross margins. Great American believes that this additional disclosure is beneficial in understanding the changes in Great American’s gross margins during the periods presented.

Beneficial Ownership of Securities, page 180

17.	We note your response to comment 49 of our letter dated June 16, 2009. However, it does not appear that you have provided the natural person, natural persons or registered company who exercise the sole or shared voting or dispositive power with respect to the shares in the table owned by Fir Tree, Inc., HBK Investments L.P., Millenco LLC, OHL Limited and QVT Financial LP. Please revise or advise us why you are unable to do so.

The Company has revised Amendment No. 2 (page 222) to include the requested disclosure with respect to OHL Limited and with respect to Millenco LLC based upon the disclosure made in such entities’ Schedule 13G filings. The Company respectfully submits that the disclosure in the footnotes to the Beneficial Ownership of Securities table contains information with respect to the entities that possess voting and dispositive power with respect to the AAMAC securities held by Fir Tree, Inc., HBK Investments L.P. and QVT Financial LP. Based upon a search of the FINRA and SEC investment advisor websites, it appears that only HBK Investments, LP is a registered entity. The Company has also revised the disclosure to reflect the additional information as to HBK Investments. In addition, to the best of the Company’s knowledge, none of First Tree, Inc., HBK Investments, L.P., Millenco LLC, OHL Limited or QVT Financial LP is an affiliate of the Company, AAMAC or any of their officers or directors. Further, the Company has no reason to believe that such information is not complete or accurate or that an amendment should have been filed and was not; accordingly, the Company has relied upon the information set forth in the statements filed with the Commission pursuant to Section 13(d) or 13(g) in accordance with instruction 3 to Regulation S-K, Item 404.

Notes to Consolidated Financial Statements, page F-36

(e) Revenue Recognition, page F-38

18.	We note your response to comment 57 of our letter dated June 16, 2009. Our comment requested you specifically address how you determined it was appropriate to record the sale of items net for which you hold title. We are not persuaded net reporting is appropriate for those transactions where Great American is the primary obligor, has general inventory and credit risk and has latitude in establishing pricing. Please tell us specifically how net reporting is appropriate for goods acquired and held for sale or auction based on the guidance in EITF 99-19 or revise your financial statements and related disclosures accordingly.

The Company acknowledges the Staff’s comment and advises the Staff that, based upon conversations with the Staff, Great American has revisited its analysis of EITF 99-19, and has concluded that Great American does act as a principal in these sales transactions where it holds title to the goods. Accordingly, Great American has revised its financial statements and the related disclosure to reflect the gross reporting of asset sale transactions in Amendment No. 2.

Accounts Receivable, page F-47

19.	We note your response to comment 60 of our letter dated June 16, 2009. We also note amounts payable by Great American approximate 15% and 29% of current liabilities at March 31, 2009 and December 31, 2008, respectively. In concluding that these amounts were clearly insignificant to your consolidated financial statements and, therefore, could be netted against amounts due from the Factor, please tell us what consideration was given to your debt covenants. Further, please tell us why the payable to the Factor as of March 31, 2009 is considerably more than the receivables sold to the Factor for the three months ended March 31, 2009.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the amounts included in its response to the Staff’s prior Comment 60 were reflected in actual dollars, not in thousands of dollars. The amounts due from the Factor of approximately $805,000, $548,000 and $1,298,000 includes amounts that were netted for fees and interest payable by Great American in the amount of $13,202, $10,688 and $13,437 which represent 1.6%, 2.0% and 1.0%, respectively, of the amounts due from the Factor as of March 31, 2009, December 31, 2008 and December 31, 2007, respectively. In Great American’s consideration of FIN 39, Offsetting of Amounts Related to Certain Contracts – An Interpretation of APB Opinion No. 10 and FASB Statement No. 105, these amounts were determined to be insignificant. The amounts netted represent less than 0.1% of Great American’s current liabilities of approximately $87,099,000, $37,113,000 and $26,599,000 as of March 31, 2009, December 31, 2008 and December 31, 2007, respectively. Amounts payable to the Factor as of March 31, 2009 was $13,202, whereas the amount of receivables sold to the Factor was approximately $3,416,000 during the three months ended March 31, 2009. Great American respectfully advises the Staff that Great American considered the netted amounts in light of its debt covenants and concluded that due to their insignificance, there was no impact on any of Great American’s calculations that would result in a debt covenant violation.

Amendment No. 1 to Registration Statement on Form S-4

General

20.	Please address the above comments regarding Alternative Asset Management Acquisition Corp.’s preliminary proxy statement on Schedule 14A to the extent they are applicable to your amended registration statement on Form 5-4.

The above comments have been addressed in both AAMAC’s amended preliminary proxy statement on Schedule 14A and Amendment No. 2 to the extent they are applicable.

Please direct any questions or further communications relating to the above to Douglas S. Ellenoff or Stuart Neuhauser at (212) 370-1300. Thank you for your attention to this matter.

Very truly yours,

/s/ Ellenoff Grossman & Schole LLP

cc:	Paul, Hastings, Janofsky & Walker LLP
Graubard Miller